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                                [ATG Letterhead]


                                 August 4, 2000


Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C.  20549
Attn: Mr. Barry N. Summer
      Ms. Alison Toledo

      RE: ADVANCED TELCOM GROUP, INC.
          REGISTRATION STATEMENT ON FORM S-1
          REGISTRATION NO. 333-34916

Dear Mr. Summer and Ms. Toledo:

     Advanced TelCom Group, Inc. (formerly, ATG Group, Inc.), a Delaware corporation (the "Company"), hereby respectfully requests that the Company's Registration Statement on Form S-1 (Registration No. 333-34916) be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company's request is based on the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company were sold. Please send a copy of the order granting such request to the person identified as agent for service on the cover of the Registration Statement.

     If you have any questions regarding this matter, please call me at (707) 284-5200.

                                        Very truly yours,

                                        ADVANCED TELCOM GROUP, INC.



                                        /s/ THOMAS A. GRINA
                                        ---------------------------
                                        Thomas A. Grina
                                        Senior Vice President and
                                        Chief Financial Officer

cc: Andrew J. Hirsch, Esq.